[MTS LOGO]

               MTS Announces Second Quarter 2010 Financial Results
               ---------------------------------------------------

Ra'anana, Israel -August 12, 2010 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the second quarter of 2010.

Revenues for the second quarter of 2010 were $3.1 million, compared with $2.9 million in revenues during the same quarter last year and revenues of $2.9 million in the first quarter of 2010. The Company's operating profit was $42,000 in the second quarter of 2010 compared to an operating loss of $394,000 for the second quarter of 2009. Net income for the second quarter was $47,000 or $0.01 per diluted share, compared with a net loss of $414,000 or $(0.09) per diluted share in the second quarter of 2009. Revenues for the six month period ended June 30, 2010 were $5.7 million, compared with $4.8 million for the comparable period in 2009. Net income for the six months ended June 30, 2009 was $45,000 or $0.01 per diluted share, compared with a net loss of $678,000 or ($0.15) per diluted share in the comparable period in 2009. All numbers relating to our ordinary shares and earnings per share have been adjusted to reflect the reverse stock split that became effective on March 2, 2010.


"Our second quarter results were in line with our expectations for improved operating results. They reflect the focus we placed on improving our implementation processes while closely monitoring our overall costs," said Eytan Bar, CEO of MTS.

"The Company continues to see market opportunities as we leverage our solutions and our strategy to grow our Telecom Expense Management business through partners. In addition, the Company's MVNE activity has grown. Our billing software is being provided to Mobile Virtual Network Operator's (MVNO) as a licensed software offering internationally, and as a managed service in the U.S." concluded Mr. Bar.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                     June 30,      December 31,
                                                   ------------    ------------
                                                       2010            2009
                                                   ------------    ------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                        $      1,853   $      2,173
  Restricted marketable securities                          110            227
  Trade receivables, net                                    842            771
  Unbilled receivables                                       10             10
  Other accounts receivable and prepaid expenses            296            376
  Inventories                                                29             39
                                                   ------------   ------------

Total current assets                                      3,140          3,596
                                                   ------------   ------------

LONG-TERM ASSETS:
  Severance pay fund                                        715            767
  Other investments                                          30             31
  Deferred income taxes                                      35             35
                                                   ------------   ------------

Total long-term assets                                      780            833
                                                   ------------   ------------

PROPERTY AND EQUIPMENT, NET                                 154            175
                                                   ------------   ------------

OTHER ASSETS:
  Goodwill                                                 3,479          3,479
  Other intangible assets, net                             1,603          1,807
                                                    ------------   ------------

Total other assets                                         5,082          5,286
                                                    ------------   ------------

Total assets                                        $      9,156   $      9,890
                                                    ============   ============

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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                     June 30,      December 31,
                                                   ------------    ------------
                                                       2010            2009
                                                   ------------    ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $        494    $        432
  Accrued expenses and other liabilities                  2,221           2,531
  Deferred revenues                                       2,318           2,741
                                                   ------------    ------------

Total current liabilities                                 5,033           5,704
                                                   ------------    ------------

LONG-TERM LIABILITIES -
  Accrued severance pay                                     968           1,071
                                                   ------------    ------------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital                                              13              13
  Additional paid-in capital                             19,629          19,577
  Treasury shares                                           (29)            (29)
  Accumulated other comprehensive income                    (34)             23

  Accumulated deficit                                   (16,424)        (16,469)
                                                   ------------    ------------

Total shareholders' equity                                3,155           3,115
                                                   ------------    ------------

Total liabilities and shareholders' equity         $      9,156    $      9,890
                                                   ============    ============

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                              Six months ended              Three months ended
                                                                  June 30,                       June 30,
                                                         ----------------------------    ---------------------------
                                                             2010            2009            2010           2009
                                                         ------------    ------------    ------------   ------------
Revenues:
  Product sales                                          $      2,387    $      2,741    $      1,270   $      1,442
  Services                                                      3,546           2,977           1,785          1,484
                                                         ------------    ------------    ------------   ------------

Total revenues                                                  5,933           5,718           3,055          2,926
                                                         ------------    ------------    ------------   ------------

Cost of revenues:
  Product sales                                                   930           1,005             526            531
  Services                                                      1,674           1,003             830            538
                                                         ------------    ------------    ------------   ------------

Total cost of revenues                                          2,604           2,008           1,356          1,069
                                                         ------------    ------------    ------------   ------------

Gross profit                                                    3,329           3,710           1,699          1,857
                                                         ------------    ------------    ------------   ------------

Operating expenses:
  Research and development, net of grants from the OCS            671           1,047             346            527
  Selling and marketing                                           886           1,517             449            740
  General and administrative                                    1,697           1,862             862            984
                                                         ------------    ------------    ------------   ------------

Total operating expenses                                        3,254           4,426           1,657          2,251
                                                         ------------    ------------    ------------   ------------

Operating profit (loss)                                            75            (716)             42           (394)
Financial income (expenses), net                                  (18)             38              15            (20)
Capital gain on sale of  investment                                --              --              --             --
                                                         ------------    ------------    ------------   ------------

Income (loss) before taxes on income                               57            (678)             57           (414)
Tax on income, net                                                 12              --              10             --
                                                         ------------    ------------    ------------   ------------

Net income (loss)                                        $         45    $       (678)   $         47   $       (414)
                                                         ============    ============    ============   ============

Net Income (loss) per share:

Basic and diluted net income (loss) per Ordinary share   $       0.01    $      (0.15)   $       0.01   $      (0.09)
                                                         ============    ============    ============   ============

Weighted average number of Ordinary shares used in
   computing basic and diluted net loss per share           4,458,975       4,458,975       4,458,975      4,458,975
                                                         ============    ============    ============   ============